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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68452

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALERS: LarrainVial Securities US LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Avda. El Bosque Norte 0177 – 3rd Floor
(No. and Street)

Las Condes, Santiago (City) — Region Metropolitana, Chile (State) — 0177 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Portnoff, FinOp — 212-751-4422 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG Auditores Consultores SpA.
(Name – *if individual, state last, first, middle name*)

Avda, Isidora Goyenechea 3520, 2nd floor (Address) — Las Condes, Santiago (City) — RM, Chile (State) — 7550071 (Zip Code)

SEC Mail Processing
MAR 03 2020
Washington, DC

CHECK ONE:

- ☐ Certified Public Accountants
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Claudio Larrain, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LarrainVial Securities US LLC of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☐ (o) Exemption Report pursuant to Securities and Exchange Commission Rule 17a5(d)(4)

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUTORIZACION NOTARIAL AL DORSO

Autorizo la firma de don CLAUDIO PATRICIO LARRAÍN KAPLAN, cédula de identidad N° 10.484.880-K.- Santiago, 25 de febrero de 2020.- CAR

FERNANDO CELIS URRUTIA
NOTARIO PUBLICO CHILE
SEGUNDA NOTARIA PROVIDENCIA

LARRAINVIAL SECURITIES US LLC

Statement of Financial Condition
December 31, 2019

(With Report of Independent Registered Public Accounting Firm Thereon)

LARRAINVIAL SECURITIES US LLC

CONTENTS

KPMG

FERNANDO CELIS URRUTIA Notario Público 2° Notaria Providencia

Report of Independent Registered Public Accounting Firm

To the Members of
Larrain Vial Securities US LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Larrain Vial Securities US LLC (the Company) as of December 31, 2019, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG

KPMG Auditores Consultores SpA.

We have served as the Company's auditor since 2012.

Santiago Chile

February 25, 2020

Santiago
Isidora Goyenechea 3520
Piso 2, Las Condes
+56 2 2997 1000
contacto@kpmg.com

LARRAINVIAL SECURITIES US LLC

Statement of Financial Condition
December 31, 2019

Assets	**US$**
Cash	761,797
Receivable from clearing broker	1,505,288
Due from affiliates	308,192
Property and equipment (net)	4,301
Right of use asset	873,932
Other assets	315,405
Total assets	3,768,915
Liabilities and Member's Equity	
Accrued expenses	477,200
Lease liability	967,664
Security deposit payable	107,982
Total liabilities	1,552,846
Member's equity	2,216,069
Total liabilities and member's equity	3,768,915

See accompanying notes to this financial statement.

1. Organization

LarrainVial Securities US LLC (the "Company" or "LVS") was incorporated in Delaware on November 2, 2009. In July 19, 2010 the Financial Industry Regulatory Authority ("FINRA") granted the application of the Company to conduct business contingent upon the execution of the Membership Agreement.

The Company is an institutional brokerage firm. The Company is engaged primarily in the business of effecting transactions in foreign equities. The Company is registered as a broker dealer with the Securities and Exchange Commission and FINRA and commenced operations in the capacity of a broker dealer in November 1, 2010.

The Company acts as an agent for non-U.S. equity sales by its affiliate, Larrain Vial S.A. Corredora de Bolsa ("LVCB"), to U.S. institutional investors and earns commission income on this brokerage business. The Company clears its foreign equities brokerage business on a delivery versus payment/receipt versus payment basis through LVCB. The Company also transacts in foreign exchange spot contracts, and non-deliverable foreign exchange forward transactions.

The Company is a subsidiary of Larrain Vial S.P.A. ("LVSA") a Chilean investing private company, which is the sole member of the Company.

2. Summary of Significant Accounting Policies

(a) Use of Estimates and Basis of Preparation

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

(b) Revenue

ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606") provides accounting and disclosure requirements for revenue recognition. The guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

2. Summary of Significant Accounting Policies, Continued

(b) Revenue, Continued

In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction that is executed, cleared and settled by Pershing LLC, acting as the Company's fully disclosed clearing agent, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date. The Company has determined that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument, counter parties are identified, the pricing is agreed upon and the risks and rewards of ownership have transferred to/from the customer.

(c) Operating Leases

Effective January 1, 2019, The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in a noncancellable operating lease for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use ("ROU") asset at the commencement date of the lease.

The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment.

2. Summary of Significant Accounting Policies, Continued

(c) Operating Leases, Continued

The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with short-term leases on a straight-line basis over the lease term.

(d) Rentals under Operating Lease

The Company subleases a portion of its office space to a tenant. The lease expires in 2021. Rental income is accounted for in conformity with U.S. generally accepted accounting principles, and is recorded over the terms of the lease on a straight-line basis. The following is a schedule of future minimum base rentals under non-cancelable operating lease agreements in effect at December 31, 2019:

Year Ending December 31,	US$
2020	226,459
2021	197,340
	423,799

(e) Property, Equipment and Depreciation

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is recognized based on the straight line method over the estimated useful life of the asset. Management tests for impairment when there is reason to believe such impairment may exist. At December 31, 2019, all assets were operational and management had no reason to believe such assets were impaired.

2. Summary of Significant Accounting Policies, Continued

(e) Property, Equipment and Depreciation, Continued

A summary of the cost and accumulated depreciation of fixed assets at December 31, 2019 is as follows:

		Estimated Useful Lives
Computers	8,371	3 years
Furniture and equipment	50,206	7 years
Leasehold improvements	122,254	5 years
	180,831	
Less accumulated depreciation	(176,530)	
	4,301	

Property and equipment are reviewed for impairment whenever events of changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined using discounted cash flow models, as considered necessary.

3. Cash

The Company maintains its cash balances in one financial institution, Citibank, which, at times, exceed federally-insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk on cash. There are no restrictions or compensating balances on such accounts.

4. Off Balance Sheet Risk and Transactions with Customers

ASC 460 (formerly known as Financial Accounting Standards Board Interpretation No.45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others") provides accounting and disclosure requirements for certain guarantees. In the normal course of business, the Company's customer activities involve the execution and clearance of customer securities transactions through clearing brokers. Securities transactions are subject to the credit risk of counterparties or customer non-performance.

Pursuant to the clearing agreement, the Company has agreed to reimburse its clearing brokers without limit for any losses that the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified to clearing brokers for these customer accounts at December 31, 2019.

5. Leases

Upon adoption, the Company recognized a lease liability of $1,404,240. Consequently, the Company also recognized a right-of-use asset at the amount of the lease liability, adjusted for the remaining balance of lease incentives received ($129,231), resulting in a right-of-use asset of $1,275,009.

The Company has obligations as a lessee for office space with initial noncancelable terms in excess of one year. The Company classified these leases as operating leases. The Company's lease does not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus variable payments. The Company's office space lease require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

Amounts reported in the statement of financial condition as of December 31, 2019 were as follows:

Operating leases:

	US$
Operating lease ROU asset	873,932
Operating lease liability	967,664

Amounts disclosed for ROU assets obtained in exchange for lease obligations and reductions to ROU assets resulting from reductions to lease obligations include amounts added to or reduced from the carrying amount of ROU assets resulting from new leases, lease modifications or reassessments.

5. Leases, Continued

Maturities of lease liabilities under noncancellable operating leases as of December 31, 2019 are as follows:

Year Ending December 31,	**US$**
2020	505,649
2021	468,005
2022	45,783
Total undiscounted lease payments	1,019,437
Less imputted interest	(51,773)
Total lease liabilities	967,664

6. Income Taxes

The Company is subject to income taxes at the U.S. federal, state and municipal level and has elected to file as a taxable C-corporation. The Company is not subject to Chilean tax.

Management has an obligation to accurately report the true state of the Company, and to make judgments and estimates where necessary. In the context of deferred tax assets, the deferred tax assets are reduced by a valuation allowance to the amount that is more likely than not to be realized in future years.

For the Company, a deferred tax asset has been recognized based on the Company's operating loss carryforwards and its other deductible temporary differences. However, the deferred tax assets have been reduced by a valuation allowance to the amount management considers to be more likely than not to be realized. The firm does not expect to make enough profits to utilize these losses in future years, thus the deferred tax assets have been reduced by a valuation allowance to the amount supported by reversing taxable temporary differences. In the estimation of management, the likelihood that its operating loss carryforwards can be utilized in the future is not likely.

At December 31, 2019, the Company has various carryforwards including a net operating loss carryforward ("NOL") of approximately $10,304,000 for U.S. federal income tax purposes of which the 2018 and 2019 NOLs of $1,300,000 are carried forward indefinitely and can offset 80 percent of future taxable income while the balance of NOL carry forwards will expire between 2032 and 2037 and $10,581,000 and $10,234,000 for New York State and New York City income tax purposes, respectively, expiring from 2034 through 2039. In recognition of the uncertainty regarding the ultimate amount of income tax benefit to be derived, the Company has recorded a valuation allowance for the full amount of the deferred tax asset not supported by reversing taxable temporary differences at December 31, 2019.

6. Income Taxes, Continued

The Company's federal and state current and deferred tax expense was zero and differs from the amount that would result from applying the federal statutory rate primarily due to the valuation allowance established on the deferred tax assets generated during the year ended December 31, 2019.

The Company recorded minimum and capital taxes for the year ended December 31, 2019, due to its net operating loss for federal, New York State, and New York City income tax purposes. The Company has historically incurred NOLs and maintains a full valuation allowance against the net deferred tax assets.

The tax effects of the temporary differences and carryforwards that give rise to significant portions of the deferred tax assets (liabilities) at December 31, 2019 are as follows:

	US$
Operating loss carryforwards	3,347,360
Property and equipment	102,628
Leases	30,292
Subtotal - deferred tax assets	3,480,280
Deferred rent receivable	(12,916)
Net deferred tax assets	3,467,364
Valuation allowance	(3,467,364)
	-

The Company is subject to routine audits by taxing jurisdictions (i.e. US federal, NY State and NY City); however, there are currently no audits for any tax periods in progress. The Company's income tax returns may be examined by the taxing authorities for up to three years after their filing. Management believes it is no longer subject to income tax examinations for years prior to 2015.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50 percent likely of being realized. As of December 31, 2019, the Company does not have any unrecognized tax benefits.

7. Net Capital Requirements and Other Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to the net capital, both as defined, shall not exceed 15 to 1. The Company has elected to use the alternate method permitted by Rule 15c3-1 which requires that the Company maintain minimum net capital of $250,000. At December 31, 2019, the Company had net capital of $1,697,422 which was $1,447,422 in excess of the amount required to be maintained.

7. Net Capital Requirements and Other Regulatory Requirements, Continued

The Company's ability to continue as a going concern is dependent upon the continued financial support from the Parent. The Parent has indicated that it will provide additional capital as needed to sustain the Company one year from the date these financial statements are available to be issued.

For the year ended December 31, 2019, the Company received additional paid in capital from LVSA of $1,000,000.

8. Related Party Transactions

The Company receives overhead services pursuant to a service level arrangement with LVCB. The Company is charged a percentage of compensation, occupancy, allocated administrative costs and other costs allocated from LVA and LVCB based on actual costs attributable to the Company. Payments related to the service agreement are invoiced and settled in US Dollars.

LVS is engaged in providing various investment banking and securities transactions services to its clients, which include U.S. Institutional investors. Under a clearing agreement between LVS and LVCB, certain transactions are referred to LVCB on behalf of U.S. clients for execution. The Company also provides advisory services to related parties relating to fixed income securities transactions. As of December 31, 2019, the Company had a receivable of $122,754 which is included as due from affiliates in the statement of financial condition.

LVS entered into an agreement with Larrian Vial Investment Inc ("LV Investment") on December 17, 2019 to provide administrative and staff services requested by LV Investment. LVS will be compensated for services provided on the basis of cost plus a 10% margin. As of December 31, 2019, the Company had a receivable of $185,438 which is included as due from affiliates in the statement of financial condition.

9. Contingencies

The Company is not involved in or foresees any legal proceedings concerning matters arising connection with the conduct of its businesses.

10. Subsequent Events

The Company has evaluated subsequent events through February 25, 2020 the date these financial statements were available to be issued.